Exhibit 99.54

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

June 30, 2011.

3.	Press Release

The Press Release dated June 30, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. Reported its fourth quarter and fiscal year end financial results.

5.	Full Description of Material Change

See Schedule A attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer
(604) 638-8980

9.	Date of Report

July 5, 2011.

SCHEDULE ``A``

TIMMINS GOLD CORP.
Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

June 30, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold reports Financial Results for its First Year
of Commercial Operations at San Francisco Gold Project

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to report its fourth quarter and fiscal year end March 31, 2011 financial results.

2010/2011 HIGHLIGHTS

  The San Francisco gold project commenced commercial production in April 2010 making fiscal 2011 the first year of operations for the Company.

  Income from operations was $35,106,384 in fiscal 2011, compared to a loss from operations in fiscal 2010 of $6,546,016 representing a $41,652,400 increase over the prior year.

  Cash flow from operations during fiscal 2011 increased to $43,380,416 compared to cash used in operations of $15,793,611 in fiscal 2010.

  The Company produced 65,786 ounces of gold during fiscal 2011, and sold 62,761 ounces of gold. The Company commenced commercial production in April, 2010 and realized sequential quarter over quarter improvements in operations and financial performance during the year.

  The Company’s cash cost per ounce in fiscal 2011 was US$530 per gold ounce, with a cash cost per gold ounce in Q4 of US$527

  Revenue from metals was $84,351,172 compared to $nil in the prior year.

  In June 2011 the Company replaced and restructured the $15 million gold-linked debt facility (the “Gold Loan”) with an $18 million credit agreement. The new credit agreement does not contain any payments which are indexed to movements in gold prices and thus allows the Company to freely realize current gold prices. In addition the new facility does not carry a guaranteed minimum payment as outlined in the previous Gold Loan.

  In April 2010 the Company announced an increase in the mineral resource estimate at the San Francisco gold project with an increase in measured and indicated resources to 895,725 gold ounces and the inferred resource to 154,038 gold ounces. A further update was provided in November 2010 incorporating new drilling with an increase in the mineral reserve and mineral resource for San Francisco to 780,000 gold ounces from 611,000 gold ounces, or a 28% increase.

  In November 2011, a NI 43-101 F1 updated resources and reserves and mine plan for the San Francisco gold mine was prepared by MICON International Limited. The highlights of the report outlined the following:

Total gold produced of 539,699 from 2011 to 2016

Average annual gold production of approximately 100,000 ounces of gold

Base case life of mine cash costs of US$489 per ounce

Strip Ratio of 1.73

Increase in crushing capacity to 18,000 tonnes per day

  In February 2011, the Company staked an additional 95,000 hectares of claims along the highly prospective Sonora-Mojave Megashear structural province of Northern Sonora, Mexico. The Company’s semi contiguous claims along the Sonora-Mojave Megashear now total approximately 165,000 hectares.

  In November, 2010, the Company signed an option agreement whereby a 100% interest in a 12,000 hectare claim on the eastern section of Soltoro Ltd.’s (TSXV:SOL) Quila claim in Jalisco, Mexico may be earned. To earn the 100% interest, the Company must make a total of $1,000,000 in cash payments and incur $2,000,000 in exploration expenditures on the Property over 3 years. On signing the Company made an initial $100,000 payment to Soltoro. on.

  In March 2011, the Company received conditional approval for listing its common shares on the Toronto Stock Exchange (TSX), and effective March 23, 2011, the common shares were listed for trading on the TSX under the symbol TMM, and delisted from the TSX Venture Exchange.

SUMMARIZED ANNUAL FINANCIAL STATEMENTS AND OPERATING RESULTS

		Year ended		Year ended		Year ended
		March 31, 2011		March 31, 2010		March 31, 2009
Gold ounces sold		62,761		8,065		-
Metal revenues		$84,351,172		-		-
Cost of sales, excluding depletion and depreciation		$33,821,693		-		-
Income (loss) before taxes		$23,133,628		($8,615,920)		($3,414,781)
Net income (loss)		$11,464,054		($8,615,920)		($3,414,781)
Net income (loss) per share		$0.09		($0.08)		($0.05)
Net income (loss) per share, diluted		$0.08		($0.08)		($0.05)
Cash flow from (used in) operations		$43,380,416		($15,793,611)		($1,727,070)
Total cash and cash equivalents		$5,480,840		$2,694,825		$700,104
Total assets		$113,674,840		$82,279,282		$52,844,859
Total long term financial liabilities		$29,214,892		$10,053,535		$222,236
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total cash costs per gold ounce (USD)		$530	$	Nil	$	Nil
Average realized gold price per ounce		$1,344	$	Nil	$	Nil

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

		Q4 2011		Q3 2011		Q2 2011		Q1 2011		Q4 2010		Q3 2010		Q2 2010		Q1 2010
Gold ounces sold		15,730		20,031		15,682		11,319		5,321		1,773		-		-
Metal revenues		$21,716,720		$27,989,038		$20,322,817		$14,322,597	$	Nil	$	Nil	$	Nil	$	Nil
Cost of sales, excluding depletion and amortization		$8,415,352		$8,941,857		$8,385,517		$8,078,967	$	Nil	$	Nil	$	Nil	$	Nil
Net income (loss)		$3,841,034		$7,537,351		$914,320		($828,651)		($5,456,353)		($1,793,238)		($561,999)		($804,330)
Net income (loss) per share, - basic		$0.03		$0.06		$0.01		($0.01)		($0.04)		($0.02)		($0.01)		($0.01)
Net income (loss) per share, - diluted		$0.03		$0.05		$0.01		($0.01)		($0.04)		($0.02)		($0.01)		($0.01)
Cash from (used in) operations		$14,586,265		$15,876,565		$7,837,989		$5,079,597		($13,082,573)		($1,787,838)		($599,084)		($324,116)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
Total cash costs per gold ounce (USD)		$527		$439		$515		$697	$	Nil	$	Nil	$	Nil	$	Nil
Average realized gold price		$1,358		$1,382		$1,293		$1,255	$	Nil	$	Nil	$	Nil	$	Nil

“The Company’s first year of commercial production has been a tremendous success. We’ve seen operational improvements on a quarter over quarter basis, and with nine drill rigs currently on site have embarked on an aggressive exploration program to increase the mine life at San Francisco,” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “The expansion plan from 12,000 tonnes per day to 18,000 tonnes per day is now complete, with expected benefits of the expansion being realized in the next fiscal quarter. The completion of the expansion will allow the mine to operate at an annual production rate of 100,000 ounces of gold per year. The Company is well positioned to continue realizing current gold prices and record margins, while generating strong operating cash flow on a quarter over quarter basis.”